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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                           Casella Waste Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14744810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)                Page 1 of 6 pages

-------------------------                           ---------------------------
|CUSIP No. 14744810     |              13G         |   Page  2  of   6  Pages |
|          --------     |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |     John W. Casella                                                 |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |     Inapplicable                                                    |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |     U.S.A.                                                          |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    | SOLE VOTING POWER                        |
|                          |        |   1,221,616 shares                       |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   6    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |   4,800* shares                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   7    |  SOLE DISPOSITIVE POWER                  |
|       REPORTING          |        |   1,221,616 shares                       |
|         PERSON           ----------------------------------------------------|
|          WITH            |   8    |  SHARED DISPOSITIVE POWER                |
|                          |        |   4,800 shares                           |
|--------|---------------------------------------------------------------------|
|   9    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        |     1,221,616 shares (Includes the following: (a) 562,350 shares    |
|        |     of Class A Common Stock; (b) 494,100 shares of Class B Common   |
|        |     Stock; (c) 151,666 shares which Mr. Casella has the right to    |
|        |     acquire within 60 days of December 31, 1997 upon the exercise   |
|        |     of options; and (d) 13,500 shares which Mr. Casella has the     |
|        |     right to acquire within 60 days of December 31, 1997 upon the   |
|        |     exercise of warrants.)                                          |
|--------|- -------------------------------------------------------------------|
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN       |
|        | SHARES*                                                             |
|        |     X                                                               |
|--------|- -------------------------------------------------------------------|
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     |
|        |     11.6%                                                           |
|--------|- -------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON *                                         |
|              IN                                                              |
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 pages

Item 1(a)            Name of Issuer:
                     ---------------

                     Casella Waste Systems, Inc.

Item 1(b)            Address of Issuer's Principal Executive Offices:
                     ------------------------------------------------

                     25 Greens Hill Lane
                     Rutland, Vermont  05401

Item 2(a)            Name of Person Filing:
                     ----------------------

                     John W. Casella

Item 2(b)            Address of Principal Business Office or if None, Residence:
                     -----------------------------------------------------------

                     John W. Casella
                     c/o Casella Waste Systems, Inc.
                     25 Greens Hill Lane
                     Rutland, Vermont  05401

Item 2(c)            Citizenship:
                     ------------

                     United States of America

Item 2(d)            Title of Class of Securities:
                     -----------------------------

                     Class A Common Stock, $.01 par value

Item 2(e)            CUSIP Number:
                     -------------

                     14744810

Item 3               Description of Person Filing:
                     -----------------------------

                     Inapplicable

Item 4               Ownership:
                     ----------

                     (a)      Amount Beneficially owned:

                              1,226,416


                              This amount includes 4,800 shares held by Mr. Harry R. Ryan III as trustee for Mr. Casella's children, Lauren Casella, Michael Casella, John

-------------------------
* As of December 31, 1997

                              Casella II, Stephany Casella, Elizabeth Casella and Robert Casella, each a beneficiary of a trust holding 800 shares. Mr. Casella does not have voting power of such shares and disclaims beneficial ownership thereto. In addition, such amount includes the right to acquire within sixty days of December 31, 1997, 165,166 shares upon the exercise of options and warrants.

                      (b)     Percent of class: 11.6%

                      (c)     Number of shares as to which such person has:

                               (i) Sole power to vote or to direct the vote: 1,221,616

                               (ii) Shared power to vote or to direct the vote: 4,800

                               (iii) Sole power to dispose or to direct the disposition of: 1,221,616

                               (iv) Shared power to dispose or to direct the disposition of: 4,800

Item 5               Ownership of Five Percent or Less of a Class:
                     ---------------------------------------------

                     Inapplicable

Item 6               Ownership of More than Five Percent on Behalf of Another
                     Person:
                     --------------------------------------------------------

                     Mr. Harry R. Ryan III has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,800 shares subject to the trusts referred to above in
                     Item 4(a), of which Mr. Ryan is the trustee.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                     ---------------------------------------------------------

                     Inapplicable

Item 8               Identification of Members of the Group:
                     ---------------------------------------

                     Inapplicable

Item 9               Notice of Dissolution of a Group:
                     ---------------------------------

                     Inapplicable

Item 10              Certification:
                     --------------

                     Inapplicable

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       February 9, 1998
                                                  ----------------------------
                                                             Date

                                                     /s/ John W. Casella
                                                  ----------------------------
                                                        John W. Casella